EXHIBIT 99.1

VIZSLA REPORTS HIGH METALLURGICAL TEST RECOVERIES FOR COPALA: 91% SILVER AND 94% GOLD

NYSE: VZLA  TSX-V: VZLA

VANCOUVER, BC, Aug. 16, 2023 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") announces positive preliminary metallurgical test results for the Copala Resource Area ("Copala") at its 100%-owned flagship Panuco silver-gold project ("Panuco" or the "Project") located in Mexico.

"Based on representative samples from Copala, the largest known structure in the Panuco district, we are pleased to report very high silver and gold recoveries," commented Michael Konnert, President & CEO of Vizsla Silver. "This is a significant de-risking milestone for the Project and provides positive implications for the ongoing development of the Panuco district. Additionally, these results complement high silver and gold recoveries from the Napoleon and Tajitos resource areas using comparable grinding with both flotation and leaching methods independently. We intend to confirm through the next phase of metallurgical testing and additional flowsheet optimization that the mineralized material from all three primary zones, which make up the bulk of the current project resource base, is amenable to processing via the same flowsheet utilizing the same extraction circuits by testing the combination of flotation and cyanide leaching at both Napoleon and Tajitos."

Testing Procedure:

The test program was designed and supervised by Ausenco Engineering Canada Inc. and completed by ALS Canada Ltd. out of Kamloops, BC. The testing procedure consisted of drill core being first crushed to -6 mesh and prepared into master composite test charges. A series of flotation tests were then conducted on the samples at primary grind sizes of between P80 70 to 150μm. Simple bulk flotation conditions were applied which included 18 g/t of PAX over 8 minutes of flotation time at natural pH. Precious metal recoveries to the concentrate ranged between 76 to 82% for gold and 78 to 85% for silver.

Flotation concentrate and tails were both subsequently leached using sodium cyanide to maximize gold and silver extraction. Flotation concentrates were subject following varying levels of regrinding prior to bottle roll leach tests using a sodium cyanide concentration of 3000 ppm. Pre-aeration was applied by bottle rolling the prepared feed slurries with ambient air prior to adding cyanide. Flotation tails were subject to bottle roll leach tests using a sodium cyanide concentration of 1000 ppm. Total circuit sodium cyanide consumptions averaged 1.3 kg/tonne for tests that included regrinding.

Gold and silver extractions from the flotation concentrates averaged 96.4 and 98.1%, respectively, for tests that employed regrinding compared with 93.6 and 92.7% without regrinding. Gold extractions appeared to be complete after 24 hours, while silver benefitted from extending the leach to 48 hours. Gold extractions from the rougher tails ranged between 77 and 82%, while silver extractions ranged between 48 and 67% after 48 hours of leaching. The higher extractions were achieved at the finer primary grind sizes. A summary of master composite test results is presented in Table 1.

Sample	Ag (g/t)	Au (g/t)	Test	PG µm	RoCon mass%	RoCon RG µm	Net Extraction % - Gold			Residue Au g/t	Net Extraction % - Silver			Residue Ag g/t	CN Cons kg/t	Leach hrs
							RoCon	RoTails	Total		RoCon	RoTails	Total
Master Composite	352	2.44	T13	100	3.7	54	76.0	12.9	88.9	0.28	74.9	12.6	87.4	43	0.59	72 / 72
			T14	100	3.1	18	73.6	18.7	92.3	0.18	78.2	10.8	89.0	37	0.93	72 / 72
			T22	100	6.1	19	73.4	18.2	91.5	0.19	78.2	10.9	89.1	40	1.34	48 / 48
			T25	150	5.3	23	73.3	19.1	92.4	0.18	75.8	10.8	86.5	49	1.08	48 / 48
			T28	100	8.6	51	76.9	14.9	91.8	0.20	73.4	11.4	84.7	56	0.85	72 / 72
			T55	70	6.5	15	78.5	14.0	92.5	0.17	84.1	9.7	93.7	21	1.80	48 / 48
			T60*	100	5.6	14	74.9	18.8	93.7	0.17	76.3	14.2	90.6	32	1.33	24 / 72
* T60 Rougher Con leach residue was added to the Rougher Tail leach
Table 1: Flotation plus Cyanide Leach results on Master Composite.

A test was conducted in which the concentrate residue was added to the rougher tail leach, 24 hours into the process, for an additional 48 hours of leaching of this product. This arrangement is represented in Figure 1. In this test (T60), 93.7% and 90.6% of the gold and silver, respectively, were extracted to the combined leach solutions as indicated in Table 2.

Test T55 used a finer primary grind of 70µm P80 returned very good total recoveries of 93.0% and 93.8% for gold and silver, respectively. This test used was performed over a lower leach residence time of 48 hours for both the rougher tails and concentrate. This result indicates that finer primary grinding may be justified. Repeat testing and grinding circuit cost analysis needs to be completed to confirm.

Figure 1: Test T60 – Simulated Flowsheet (CNW Group/Vizsla Silver Corp.)

Process Steps	Stage	Mass Recovery (%)	Recovery (%)
			Ag	Au

Flotation Concentrate	Flotation + regrind + Cyanide Leach	7.0	76.3	74.9

Rougher Tails	Cyanide Leach	93.0	14.2	18.8

Flotation Plus Cyanide leach	Total	100	90.6	93.7

Table 2: Summary of results from optimized test work.

Comminution: The Copala composite material is considered to be hard, returning a bond ball mill work index (BBWi) of 18.6 kWh/tonne, which is higher in comparison with Napoleon deposit (16.8 kWh/tonne).

Future Work Programs

Based on these positive results from Flotation plus Cyanide Leaching for the Copala deposit, further metallurgical testwork is being planned for the Napoleon and Tajitos deposits to further confirm that they are amenable to the same treatment.

In addition, further test work of material from the Napoleon, Tajitos and Copala deposits is planned to better understand and optimise grind size, cyanide consumption, leach kinetics, residence times and recoveries.

Napoleon and Tajitos previous Metallurgical Testwork

Preliminary silver and gold recoveries for the Napoleon and Tajitos resource areas were originally disclosed by Vizsla on February 17, 2022 and March 10, 2023, and are provided in Tables 3 and 4. The float and leach test work that was carried out on the Copala samples has not been specifically evaluated on Napoleon material however, some of the Tajitos samples were tested using a similar arrangement, albeit not with the same application of regrinding or additional leach residence times.

Process Option	Stage	Mass Recovery (%)	Global Recovery (%)				Product Grade (% or g/t)
			Ag	Au	Pb	Zn	Ag	Au	Pb	Zn

Whole Ore Leach	Direct Cyanidation Leach	100	87	93	-	-	-	-	-	-

Bulk Sulfide Flotation*	Rougher Conc.	17.0	93	90	94	94	666	16	6.8	5.8
	1 Stage Cleaner Conc	7.1	89	88	87	90	1,524	36	15.1	13.2
	2 Stage Cleaner Conc	5.6	87	86	82	87	1888	45	18.1	16.2

Sequential Flotation*	Lead Rougher Conc	6.0	79	80	93	24	1,804	40	18.3	4.4
	Zinc Rougher Conc	6.2	9	8	3	72	194	4	0.5	12.8

Gravity Concentration	Knelson Concentrate	3.6	29	40	28	12	1,087	31	8.9	3.5
	Tabled Knelson Conc	0.6	12	26	13	2	2,670	122	24.8	2.9
Table 3: Napoleon Deposit. Summary of results from optimized test work. *Open circuit tests.

Composite	Flowsheet	Displayed Values	Extraction (%)		Reagent Cons – kg/tonne feed
			Au	Ag	NaCN	Lime
Diorite MC	Separate Cyanidation of Reground Flotation Concentrate and Rougher Tails	Combined CN Extractions	90.3	89.7	1.0	1.0
	Salable Concentrate / Cyanidation on Tails	Float Con Estimated Tail CN Extraction Combined Float/CN	63.7 30.6* 87.3*	69.7 19.7* 89.4*	0.4-0.6* 0.4-0.6*	0.8* 0.8*
Andesite MC	Separate Cyanidation of Reground Flotation Concentrate and Rougher Tails	Combined CN Extractions	94.2	87.3	1.0	1.4
	Salable Concentrate / Cyanidation on Tails	Float Con Estimated Tail CN Extraction Combined Float/CN	60.0 34.1* 94.1*	72.5 17.3* 89.8*	0.5* 0.4-0.6*	1.2* 0.8*
Andesite Low MnOX MC	Separate Cyanidation of Flotation Concentrate (No RG) and Rougher Tails	Combined CN Extractions	90.1	80.8	0.9	0.8
*Estimated values. Testing will be required to confirm.
Table 4: Tajitos Deposit. Potential flowsheet comparison.

Engagement of Rose & Co.

Vizsla would also like to announce that, subject to regulatory approval, it has retained Rose & Company Holdings, LLC ("Rose & Co.") to provide certain investor relation services to the Company in compliance with the policies and guidelines of the TSX Venture Exchange and other applicable legislation. Rose & Co is a New York-based advisory firm that provides their clients with high quality investor access and outreach services.

Under the agreement, the Company will pay Rose & Co. $15,000 per month during the term. The term of the engagement is for a period of one year, and Vizsla has a one-time right to terminate the agreement after three (3) months. Rose & Co. will not receive any shares or options from the Company as compensation for services it will render.

Rose & Co is at arm's length to the Company, and neither holds any securities of the Company nor has any interest, direct or indirect, in the Company.

About Rose & Company

Rose & Co. is a strategic advisory firm dedicated to helping clients successfully navigate the global capital markets. Rose & Co. works with its clients to evaluate, define and execute strategies to enhance their presence in increasingly globalized and complex capital markets. For more information, please visit www.roseandco.com.

About the Panuco project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 7,189.5-hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

The Panuco Project hosts an estimated in-situ indicated mineral resource of 104.8 Moz AgEq and an in-situ inferred resource of 114.1 Moz AgEq. An updated NI 43-101 technical report titled "Technical Report on the Mineral Resource Estimate Update for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico" was filed on SEDAR on March 10, 2023, with an effective date of January 19, 2023 was prepared by Allan Armitage, Ph. D., P. Geo., Ben Eggers, MAIG, P.Geo. and Yann Camus, P.Eng. of SGS Geological Services.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla Silver has completed over 250,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2023, Vizsla Silver has budgeted +90,000 metres of resource/discovery-based drilling designed to upgrade and expand the mineral resource, as well as test other high priority targets across the district.

About Ausenco

Ausenco is a global company redefining what's possible. Their team is based across 26 offices in 14 countries, with projects in over 80 locations worldwide. Combining their deep technical expertise with a 30-year track record, they provide innovative, value-add consulting and engineering studies and project delivery, asset operations and maintenance solutions to the mining & metals, oil & gas, and industrial sectors.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

The Company's disclosure of metallurgical information in this press release has been collated and reviewed by Peter Mehrfert, P. Eng, of Ausenco. All scientific and technical information in this press release has been reviewed and approved by Martin Dupuis, P.Geo., COO for Vizsla. Messrs. Mehrfert and Dupuis are Qualified Persons as defined under the terms of National Instrument 43-101.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Website: www.vizslasilvercorp.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward–Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward–looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward–looking statements or information. These forward–looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling designed to upgrade and expand the mineral resource.

Forward–looking statements and forward–looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of public health crises; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward–looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of public health crises; the economic and financial implications of public health crises to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; the ongoing military conflict in Ukraine; general economic factors; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis and other public disclosure documents. Readers are cautioned against attributing undue certainty to forward–looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated, or intended. Vizsla does not intend, and does not assume any obligation, to update these forward–looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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For further information: and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 08:00e 16-AUG-23